UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

WL Ross & Co. LLC

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone Number: (212) 826-1100

Copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David E. Shapiro

Telephone Number: (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes).

CUSIP No.	269279402	Page	2	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,000,000 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,000,000 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)      WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”), WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”), WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”), WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) and WLR IV Parallel ESC, L.P. (“Parallel Fund”).  Fund IV AIV I holds directly 4,698,500 shares of common stock of the Issuer, Fund IV AIV II holds directly 4,697,317 shares of common stock of the Issuer, Fund IV AIV III holds directly 4,698,339 shares of common stock of the Issuer, Co-Invest Fund AIV holds directly 5,303,649 shares of common stock of the Issuer; WLR/GS Fund AIV holds directly 1,547,037 shares of common stock of the Issuer and Parallel Fund holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of WLR Select Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	3	of	42

           Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	4	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	5	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV I, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,698,500 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,698,500 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,698,500(1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV I.

CUSIP No.	269279402	Page	6	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV II, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,697,317 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,697,317 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,317 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV II.  WL Ross & Co. LLC is the investment manager of Fund IV AIV II.

CUSIP No.	269279402	Page	7	of	42

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV II.

CUSIP No.	269279402	Page	8	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV III, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,698,339 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,698,339 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,698,339 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV III.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV III.

CUSIP No.	269279402	Page	9	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0- (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	10	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment XCO AIV, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,303,649 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,303,649 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,649 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)      WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC may be deemed to share voting and dispositive power over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	11	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	12	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment XCO AIV, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,547,037 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,547,037 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,037 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)      WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

CUSIP No.	269279402	Page	13	of	42

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	14	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,158 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,158 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,158 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)      WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	15	of	42

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	16	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,158 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,158 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,158 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (See Item 5)
14		TYPE OF REPORTING PERSON CO

(1)        WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the

CUSIP No.	269279402	Page	17	of	42

general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	18	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,158 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,158 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,158 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)      WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	19	of	42

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	20	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP, LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,547,037 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,547,037 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,037 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)      WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”)  holds directly 1,547,037 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

CUSIP No.	269279402	Page	21	of	42

           Accordingly, WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	22	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Associates LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,303,649 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,303,649 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,649 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)      WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

CUSIP No.	269279402	Page	23	of	42

           Accordingly, WLR Select Associates LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	24	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,149,314 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,149,314 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,149,314 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”), which holds directly 55,158 shares of common stock of the Issuer.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	25	of	42

           Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV III and (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	26	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,000,000 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,000,000 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	27	of	42

           Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	28	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,000,000 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,000,000 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	29	of	42

           Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	30	of	42

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,000,000 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,000,000 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)
14		TYPE OF REPORTING PERSON IN

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	31	of	42

           Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

Item 1.  Security and Issuer

This Amendment No. 3 (this “Amendment No. 3”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the SEC on January 25, Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the SEC on January 27, 2011 (as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, TX 75251.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 21,000,000 shares of Common Stock reported herein by the Reporting Persons were acquired for an aggregate purchase price of approximately $387,134,874 (excluding brokerage commissions).  The shares of Common Stock that are reported on this Schedule 13D were acquired with cash from the limited partners of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

As set forth in a letter dated October 29, 2010 addressed to the Issuer (the “Miller Letter”), Mr. Douglas H. Miller submitted a non-binding indication of interest to the Issuer’s Board of Directors (the “Board”) to acquire all of the outstanding Common Stock not currently owned by him and certain other potential investors (collectively, the “Potential Investors,” and such potential acquisition, the “Proposed Transaction”).

In the Miller Letter, Mr. Miller indicated that he would expect to reinvest a significant portion of his equity ownership in the Issuer in the Proposed Transaction.  The Miller Letter contemplates that all outstanding shares of Common Stock would be acquired for a cash purchase price of $20.50 per share.

In order to evaluate whether or not to participate in the Proposed Transaction with Mr. Miller and the other Potential Investors or other similar transactions, the Reporting Persons entered into a letter agreement, dated as of February 3, 2011 (the “Confidentiality Agreement”), with the Issuer and a Special Committee of the Board of Directors of the Issuer (the “Special Committee), pursuant to which the Special Committee is expected to make available to the Reporting Persons, as well as their representatives and co-investors, nonpublic information regarding the Issuer. The Confidentiality Agreement has a term of fifteen months and contains, among other things, standstill provisions (the “Standstill Provisions”) that apply for fifteen months (the “Standstill Period”) to the Reporting Persons and certain of their representatives. The Standstill Provisions prohibit the Reporting Persons from, among other things, acquiring additional shares of Common Stock, entering into agreements regarding or soliciting proxies in connection with an acquisition of the Issuer and seeking to influence the management of the Issuer in connection with such an acquisition. In addition, the Confidentiality Agreement prohibits the Reporting Persons from entering into agreements preventing the Issuer’s shareholders from voting in favor of or tendering their shares in other offers to acquire the Issuer or preventing debt or certain equity financing sources from providing financing to other parties in connection with an acquisition of the Issuer. The Confidentiality Agreement also limits the parties with whom the Reporting Persons can enter into financing arrangements. Under certain circumstances, certain of these provisions may terminate before the end of the fifteen month term of the Confidentiality Agreement.  The foregoing description of the Confidentiality Agreement is qualified in its entirety by the Confidentiality Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

If and to the extent a transaction were to proceed, the Reporting Persons expect to begin to or continue to, as applicable, engage in discussions and negotiations with the Issuer, the Potential Investors and potentially other parties with respect to the proposal set forth in the Miller Letter, as well as the terms on which the Reporting Persons or their co-investors would be willing to participate with Mr. Miller or the other Potential Investors in the Proposed Transaction or other transaction involving the Issuer.  However, there can be no assurance that Mr. Miller, the Reporting Persons or any of the Potential Investors will make any definitive offer to the Issuer, that any such offer, if made, would be accepted or consummated or, in any case, that any of the Reporting Persons would participate with Mr. Miller or any other Potential Investor in any such transaction, or that Mr. Miller would participate in any such transaction with the Reporting Persons.

1

If the Reporting Persons were to participate in the Proposed Transaction with Mr. Miller and the other Potential Investors, they might reinvest all or a portion or none of their current equity ownership in the Issuer.  The Reporting Persons have not entered into any binding commitment or agreement, including with respect to the Confidentiality Agreement, with either Mr. Miller, any of the other Potential Investors, or the Issuer that would obligate the Reporting Persons to enter into or participate in the Proposed Transaction.  Similarly, the Reporting Persons are not aware that Mr. Miller, nor any other Potential Investor or the Issuer, is obligated to participate with the Reporting Persons in any transaction relating to the Common Stock.  Any such obligation would require, among other things, a definitive agreement between or among a Reporting Person (or one of its affiliates), the Issuer, Mr. Miller and one or more of the other Potential Investors.  Any of the Reporting Persons may withdraw or modify its interest in participating with Mr. Miller or any other Potential Investor in a potential acquisition of or investment in the Issuer at any time and in its sole discretion.  Similarly, to the knowledge of the Reporting Persons, the Miller Letter is not binding, and Mr. Miller’s proposal for a Proposed Acquisition is subject to the execution of definitive documentation, the approval of the Board and the recommendation of the Special Committee.  In addition, the consummation of any Proposed Acquisition would require, among other things, the approval of the shareholders of the Issuer, the receipt of satisfactory equity and/or debt financing, and the receipt of all other necessary consents and regulatory approvals.

 The foregoing summary of the proposal set forth in the Miller Letter should not be construed as an offer to purchase shares of Common Stock.  A proxy or other statement would be distributed to shareholders of the Issuer if and when definitive documentation is entered into by the Issuer and other appropriate parties which provides for a Proposed Transaction. Shareholders should read any such statement(s) and other relevant documents regarding the proposal set forth in the Miller Letter or any similar transaction filed with the SEC when they become available because they will contain important information relevant to the decision to approve a Proposed Transaction.  Shareholders would be able to receive any such statement(s) and other relevant documents filed by the Reporting Persons, Mr. Miller and/or the other Potential Investors or their respective affiliates free of charge at the SEC’s website, www.sec.gov.  If the Proposed Transaction were consummated, the Common Stock would no longer be traded on the New York Stock Exchange and the registration of the Common Stock under Section 12 of the Exchange Act would be terminated.

Without limiting the foregoing, the Reporting Persons reserve the right to exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any, including the Confidentiality Agreement.  Each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to, from time to time and as permitted by the Standstill Provisions and other provisions of the Confidentiality Agreement, (i) purchase or otherwise acquire additional shares of Common Stock, or other securities or interests of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) engage in or encourage communications with, directly or through intermediaries, the Issuer, members of management, the Board of Directors of the Issuer and the Special Committee, other existing or prospective security holders (including the Potential Investors), industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring (A) the Proposed Transaction or other extraordinary corporate transactions (including transactions in which the Reporting Persons, its affiliates, and/or the Potential Investors may be proposed as acquirers) or sales or acquisitions of assets or businesses, (B) changes to the Issuer’s capitalization or dividend policy, (C) other changes to the Issuer’s business or structure or (D) one or more of the other actions described in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

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Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b)  As of the close of business on February 3, 2011, the Reporting Persons beneficially own, in the aggregate, a total of 21,000,000 shares of Common Stock, which represent approximately 9.9% of the Issuer’s outstanding Common Stock.  Fund IV AIV I holds directly 4,698,500 shares of Common Stock, representing approximately 2.2% of the outstanding shares of Common Stock, Fund IV AIV II holds directly 4,697,317 shares of Common Stock, representing approximately 2.2% of the outstanding shares of Common Stock, Fund IV AIV III holds directly 4,698,339 shares of Common Stock, representing approximately 2.2% of the outstanding shares of Common Stock, Co-Invest Fund AIV holds directly 5,303,649 shares of Common Stock, representing approximately 2.5% of the outstanding shares of Common Stock,  WLR/GS Fund AIV holds directly 1,547,037 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common Stock and Parallel Fund holds directly 55,158 shares of Common Stock, representing approximately 0.03% of the outstanding shares of Common Stock.  As of the close of business on February 3, 2011, the number of shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in rows 7 through 10 of each of the inside cover pages to this Schedule 13D relating to each such Reporting Person (which are incorporated by reference into this Item 5 by reference).  All percentages set forth in this paragraph are based on 212,309,253 shares of Common Stock outstanding as of October 29, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Issuer’s fiscal quarterly period ended September 30, 2010.

Except for Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund, each of the Reporting Persons disclaims beneficial ownership of the securities referred to in this Schedule 13D, and the filing of this Schedule 13D should not be construed as an admission that any of the Reporting Persons is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.  Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund each disclaim beneficial ownership of the shares held directly by the other.

As detailed in Item 4 above, none of the Reporting Persons are obligated to participate with Mr. Miller or any other Potential Investor in a potential acquisition of or investment in the Issuer, and any such obligation would require definitive agreements and additional internal approvals, none of which, except for the Confidentiality Agreement, presently exist.  Accordingly, the Reporting Persons not believe that they are part of any “group” with Mr. Miller or any other Potential Investor.  This filing is not an admission that any of the Reporting Persons is a member of any such group, and the Reporting Persons each expressly disclaim beneficial ownership and any pecuniary interest of any shares owned or held by Mr. Miller or any of the other Potential Investors.

(c)           No Reporting Person has effected any transaction in shares of Common Stock since the filing of the Schedule 13D except as set forth in the attached Schedule I.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in each of the inside cover pages to this Amendment No. 3 relating to each such Reporting Person is incorporated by reference herein.

Item 4 of the Schedule 13D is incorporated herein by reference.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference.

In all other respects, Item 6 remains unchanged.

Item 7.  Material to be Filed As Exhibits.

Exhibit No.	Description
Exhibit 99.2	Letter Agreement, dated as of February 3, 2011, between Special Committee of the Board of Directors of EXCO Resources, Inc., EXCO Resources, Inc., WL Ross & Co. LLC and the other signatories thereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2011

WL ROSS & CO. LLC

By:          /s/ Wilbur L. Ross, Jr.
Name:  Wilbur L. Ross, Jr.
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV I, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,

                its General Partner

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV II, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV III, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT CO-INVESTMENT, L.P.

By:         WLR Select Associates LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:           /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT CO-INVESTMENT XCO AIV, L.P.

By:         WLR Select Associates LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR/GS MASTER CO-INVESTMENT, L.P.

By:         WLR Master Co-Investment GP, LLC

                its General Partner

By:         WL Ross Group, L.P.,

                its Managing Member

By:         El Vedado, LLC,

                its General Partner

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR/GS MASTER CO-INVESTMENT XCO AIV, L.P.

By:         WLR Master Co-Investment GP, LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:           /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR IV PARALLEL ESC, L.P.

By:         INVESCO WLR IV ASSOCIATES LLC
its General Partner

By:         INVESCO Private Capital, Inc.
its Managing Member

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.

                its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT ASSOCIATES LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR MASTER CO-INVESTMENT GP, LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

INVESCO PRIVATE CAPITAL, INC.

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.

                its Chief Executive Officer

INVESCO WLR IV ASSOCIATES LLC

By:         INVESCO Private Capital, Inc.
its Managing Member

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross

                its Chief Executive Officer

WL ROSS GROUP, L.P.

By:         El Vedado, LLC, its General Partner

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

EL VEDADO, LLC

By:          /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WILBUR L. ROSS, JR.

                 /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock*	Price Per Share**
Fund IV AIV I	1/27/2011	Purchase	97,774	19.7895
Fund IV AIV II	1/27/2011	Purchase	97,749	19.7895
Fund IV AIV III	1/27/2011	Purchase	97,770	19.7895
Parallel Fund	1/27/2011	Purchase	1,148	19.7895
Co-Invest Fund AIV	1/27/2011	Purchase	133,864	19.7895
WLR/GS Fund AIV	1/27/2011	Purchase	24,394	19.7895

*        The number of securities reported represents an aggregate number of shares purchased in multiple open market transactions over a range of purchase prices.

**      The price reported represents the weighted average price (excluding brokerage commissions).  Each of the Reporting Persons undertakes to provide the staff of the SEC, the Issuer, or a stockholder of the Issuer, upon request, the number of shares purchased by such Reporting Person at each separate price within the range.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.2	Letter Agreement, dated as of February 3, 2011, between Special Committee of the Board of Directors of EXCO Resources, Inc., EXCO Resources, Inc., WL Ross & Co. LLC and the other signatories thereto.